SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AIRTRAN HOLDINGS, INC.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

7% Convertible Notes due 2023

(Title of Class of Securities)

00949P AB4

(CUSIP Number of Class of Securities)

00949P 108

(CUSIP Number of Underlying Common Stock)

Steven A. Rossum, Esq.

AirTran Holdings, Inc.

9955 AirTran Boulevard, Orlando, Florida 32827

(407) 318-5117

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies of Communications to:

Howard E. Turner, Esq.

M. Timothy Elder, Esq.

Smith, Gambrell & Russell, LLP

1230 Peachtree Street, N.E., Suite 3100

Atlanta, Georgia 30309-3592

(404) 815-3500

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY NOTE

On April 14, 2011, AirTran Holdings, Inc. (the “Company”) mailed certain notices to the holders of its 7% Convertible Notes due 2023 (the “7% Notes”) as required under the indenture for such Notes and in connection with the proposed merger of a wholly-owned subsidiary of Southwest Airlines Co. (“Southwest”) with and into the Company, with the Company surviving as a wholly-owned subsidiary of Southwest (the “Merger”). The notice to the holders of the 7% Notes is attached hereto as Exhibit (a)(1)(A).

If the Merger occurs, a tender offer statement on Schedule TO will be filed with the Securities and Exchange Commission (“SEC”) in connection with the obligation to offer to repurchase the Notes as a result of the Fundamental Change. The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The tender offer statement will contain important information about the Notes, the repurchase offer and related matters. Holders of the Notes are urged to read the tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) carefully when it becomes available.

The tender offer statement (when it is available) and other documents filed by AirTran or Southwest are or will be available free of charge at the SEC’s Internet site (http://www.sec.gov). These documents are or will also be available for free by directing a request when the tender offer statement filing is made to Investor Relations, Southwest Airlines Co., P.O. Box 36611, Dallas, TX 75235.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Notice to Holders of 7% Convertible Notes Due 2023, dated April 14, 2011.

Exhibit Index

Exhibit Number	Description

(a)(1)(A)	Notice to Holders of 7% Convertible Notes Due 2023, dated April 14, 2011.